United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Our Interactive Data File filed with our annual report on 6-K for the quarter ended March 31, 2010 included an incorrect figure in the line item “Entity Public Float” and “Entity Common Stock, Shares Outstanding”. The sole purpose of this amendment is to provide the correct figure for those lines items.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: June 14, 2010		Roberto Castello Branco
Director of Investor Relations

EXHIBIT INDEX

Exhibit No:	Exhibit Description
101
Our Interactive Data File filed with our annual report on 6-K for the quarter ended March 31, 2010 included an incorrect figure in the line item “Entity Public Float” and “Entity Common Stock, Shares Outstanding”. The sole purpose of this amendment is to provide the correct figure for those lines items.